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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report June 29, 2005

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

1.
A copy of the Registrant's Notice of Annual Meeting of Shareholders and Proxy Statement and accompanying form of proxy, dated June 16, 2005, is furnished herewith and is incorporated by reference in the following Registration Statements:

Registration Statement on Form S-8 #333-6500
Registration Statement on Form S-8 #333-6502
Registration Statement on Form S-8 #333-9216
Registration Statement on Form S-8 #333-98603

The following exhibits are filed as part of this report on Form 6-K:

No.	Document

(1)	Notice of Annual Meeting of Shareholders dated June 16, 2005.
(2)	Proxy Statement and accompanying form of proxy, dated June 16, 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.
Date: June 29, 2005
	By:	/s/ WERNER GARTNER Name: Werner Gartner Title: Executive Vice President and Chief Financial Officer

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SIGNATURES